Exhibit 23(a)

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Costco Wholesale Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-120523) on Form S-8 of Costco Wholesale Corporation of our report dated June 24, 2009, with respect to the statements of net assets available for benefits of the Costco 401(k) Retirement Plan as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedule of assets (held at end of year), which report appears in the December 31, 2008 annual report on Form 11-K of the Costco 401(k) Retirement Plan.

/s/ KPMG LLP

Seattle, Washington

June 24, 2009